April 2, 2025

Robert Bailey
Chief Financial Officer
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, TX 77002

       Re: Houston American Energy Corp.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed March 25, 2025
           File No. 001-32955
Dear Robert Bailey:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 25, 2025
Risk Factors, page 19

1. We note your response to prior comment 5 states that the Share Exchange will result in a change of control, with Abundia Financial, LLC holding 84.6% of your then outstanding shares of common stock. Please disclose whether the company will be a
       "controlled company" and, if applicable, include risk factor disclosure discussing the effect, risks and uncertainties of being a controlled company. Please also ensure that the percentage of shares to be held by Abundia Financial, LLC is consistent throughout your proxy statement. In this regard, we note your disclosure on page 70 indicating that Abundia Financial, LLC will hold approximately 90.7% of your issued and outstanding common stock following the Share Exchange.
Background to the Share Exchange and AGIG Transaction, page 45

2. We note your disclosure that the parties agreed on an indicative valuation for AGIG of approximately $300 million. Please identify the individuals that participated in the discussions and discuss how the parties arrived at this valuation. In addition, please
 April 2, 2025
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       identify the date the indicative valuation of $300 million was agreed and explain the reasons the initial share consideration increased from AGIG receiving 86% to 95%
       and then ultimately 94% of your outstanding shares.
3. We note your disclosure that in August 2024, Univest identified the potential for a transaction with AGIG while assisting you with your assessment of growth options and that Univest acted as placement agent in connection with your private placement with BFG, a AGIG unitholder, on November 8, 2024. We also note that on November 25, 202[4], AGIG formally engaged Univest as an advisor to provide
       corporate finance and strategic advice regarding the potential sale of AGIG. Disclose how your board considered any related conflicts of interest in negotiating and approving the Share Exchange Agreement and include risk factor disclosure highlighting the potential conflicts of interests involving Univest due to its role as placement agent in your November 2024 private placement, its role in your assessment of the Share Exchange and its role as AGIG's advisor in connection with the Share Exchange. In this regard, we note that Univest will receive a fee equal to
       3.5% of the aggregate transaction value, payable in shares of your common stock, upon completion of the Share Exchange.
Opinion of HUSA's Financial Advisor, page 65

4. We note your response to our prior comment 2. Please revise to quantify any compensation paid or to be paid to Evans & Evans in connection with its role as
       financial advisor in connection with the Share Exchange. Refer to Item 14(b)(6) of
       Schedule 14A and Item 1015(b)(4) of Regulation M-A.

5. Please qualitatively and quantitatively describe all material assumptions underlying the prospective financial information. Refer to Item 1015(b)(6) of Regulation M-A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Lee McIntyre